UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 - NIRE 35.3.0015881-4

MATERIAL FACT

Closing of Fibrasil Acquisition

Telefônica Brasil S.A. (B3: VIVT3; NYSE: VIV) (“Company”), in compliance with the Brazilian Securities Commission (“CVM”) Resolution No. 44, dated August 23, 2021 (“CVM Resolution 44”), and further to the material fact disclosed on July 10, 2025, hereby informs its shareholders and the market in general that, after obtaining the necessary regulatory approvals and fulfilling the other precedent conditions, it has completed the closing of the acquisition by the Company of all shares issued by Fibrasil Infraestrutura e Fibra Ótica S.A. (“Fibrasil”) held by Caisse de dépôt et placement du Québec (“La Caisse”) and Fibre Brasil Participações S.A. (“Fibre Brasil” and, together with La Caisse, “La Caisse Group”), corresponding to 50% of Fibrasil’s total share capital, as well as subscription warrants issued by Fibrasil (“Transaction”). The acquisition price, duly adjusted by the positive variation of the CDI, totaled R$ 858,001,662.32.

As a result of the completion of the Transaction, the Company now holds 75.01% of Fibrasil’s total share capital, while the remaining shareholder, Telefónica Infra S.L. Unipersonal, retains 24.99% of Fibrasil’s total share capital. The Company clarifies that the subscription warrants mentioned in the material fact disclosed on July 10, 2025, were canceled immediately after the closing of the transaction.

The Company also informs that it will submit the ratification of the Transaction to the General Shareholders’ Meeting, pursuant to Article 256, item II, letter “b” of the Brazilian Corporations Law. Consequently, the approval of the transaction by the General Shareholders’ Meeting will also trigger the withdrawal rights for shareholders who dissent from the resolution.

The documents and detailed information related to the aforementioned Meeting will be disclosed in due course by the Company, in accordance with the requirements of CVM Resolution No. 81, dated March 30, 2022.

São Paulo, November 12, 2025.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687

E-mail: ir.br@telefonica.com

Website: ri.telefonica.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 12, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director